Exhibit 99.1

YM BioSciences Reports Fiscal 2011 Year End Operational and Financial Results

- Enrollment of Phase I/II trial for CYT387 complete -

MISSISSAUGA, Canada - September 23, 2011 - YM BioSciences Inc. (NYSE Amex: YMI, TSX: YM), a drug development company advancing a diverse portfolio of promising hematology and cancer-related products, today reported operational and financial results for its 2011 fiscal year, ended June 30, 2011.

“During fiscal 2011, we refocused YM’s efforts primarily onto the advancement of our JAK1/JAK2 inhibitor, CYT387. This strategy was reinforced when we reported promising results with our lead drug in treating myelofibrosis at both the ASH 2010 and ASCO 2011 conferences this fiscal year,” said Dr. Nick Glover, President and CEO of YM BioSciences. “We now have completed enrollment into our 166 patient multi-center Phase I/II trial of CYT387 and look forward to issuing updated data in December 2011 from this study.”

Highlights:

CYT387:
•
During calendar Q2 2011, further updated interim safety and efficacy results for the first 60 patients from the Phase I/II myelofibrosis study of CYT387 were reported in an oral poster session at the 2011 Annual Meeting of the American Society of Clinical Oncology (ASCO). These results were generally consistent with data reported previously at ASH 2010, demonstrating that CYT387 continues to display a favorable safety profile while meaningfully improving splenomegaly and constitutional symptoms. In addition, using a 12-week criterion for evaluating anemia response, 58% of patients who were transfusion dependent at baseline were reported as transfusion independent, with this benefit persisting for a median duration of at least 7.5 months as at the time of the ASCO presentation.

•
Also in calendar Q2 2011, CYT387 was recommended for, and subsequently designated as an Orphan Medicinal Product for the treatment of myelofibrosis by the European Commission. CYT387 was previously granted Orphan Drug Designation for the treatment of myelofibrosis by the U.S. Food and Drug Administration (FDA).

•
YM announced that given the favorable safety profile of CYT387 observed to date, it will initiate a complementary 60 patient Phase II clinical trial in calendar Q3, 2011 to augment data from the Phase I/II trial. This Phase II trial will involve six sites in North America and explore the safety and efficacy of CYT387 under a protocol in which the drug is administered twice daily at higher doses than those currently under evaluation.

•
Subsequent to the end of the fiscal year, in September enrollment was closed in the Phase I/II trial of CYT387 for the treatment of patients with myelofibrosis with 166 patients enrolled. YM anticipates that more mature multi-center data from the expanded group of patients enrolled in the trial will be reported by the end of calendar 2011.

Nimotuzumab:
•
During Fiscal 2011, YM’s majority-owned joint venture, CIMYM BioSciences Inc. made a decision to focus its involvement with nimotuzumab on supporting the development and commercialization activities of its licensees, which have advanced the drug into late-stage clinical trials.

•
Daiichi Sankyo Co., Ltd., CIMYM’s licensee for nimotuzumab in Japan, previously reported initiating a randomized Phase II trial with nimotuzumab in second line gastric cancer together with Kuhnil Pharma Co. Ltd., CIMYM’s licensee in South Korea. Data from this trial were presented in January 2011 at the ASCO Gastrointestinal Cancers Symposium, and demonstrated evidence of an improvement in Progression Free Survival in a subset of patients who had high EGFR over-expressing tumours.  Daiichi Sankyo also reportedly launched a Phase II trial in first-line NSCLC for which CIMYM has been advised that recruitment has been completed, with data expected to be reported at a scientific conference in the calendar third quarter of 2011.

•
Oncoscience AG (OSAG), CIMYM’s licensee for Europe, advised that updated safety data from a Phase III trial in adult glioma patients were presented along with preliminary efficacy analyses at ASCO 2011. CIMYM has been advised by OSAG that final efficacy data from the adult glioma trial may be released in the second half of calendar 2011, once a biomarker correlation study has been completed. OSAG also reportedly continues to recruit patients into a Phase IIb/III trial in pancreatic cancer.

•
Following a management review of CIMYM’s two randomized, Phase II, double-blind trials of nimotuzumab in patients with brain metastasis from non-small cell lung cancer (NSCLC) and for the palliative treatment of NSCLC, it decided in calendar Q2 2011 to close these studies to further enrollment due to slow rates of patient accrual and the projected timelines and costs anticipated to complete these studies. A Phase II, second-line, single-arm study in children with progressive DIPG has concluded recruitment at multiple sites in the US, Canada, and Israel and results from the trial have been submitted for publication and are expected to be reported in the second half of calendar 2011.

CYT997:
•
Preliminary data from YM’s current Phase I/II trial of CYT997 given intravenously in combination with platinum chemotherapy in glioma patients are expected in calendar H1 2012.  Enrollment into this study was closed in Q1 2011. YM’s plans for CYT997 are focused on advancing the oral formulation of the drug, which will involve further preclinical testing and manufacturing development.

Financial Results (CDN dollars)
Revenue currently primarily consists of revenue from out-licensing contracts and interest income. Total revenue for the fourth quarter of fiscal 2011, ended June 30, 2011, was $0.4 million compared to $0.5 million for the fourth quarter of fiscal 2010. Total revenue for the 2011 fiscal year ended June 30, 2011 was $1.5 million compared to $2.7 million for the 2010 fiscal year. The decrease was due mainly to a three year extension of the amortization period for the up-front payment from Daiichi Sankyo related to the development of nimotuzumab.

Licensing and product development expenses were $7.6 million for the fourth quarter of fiscal 2011 compared with $7.6 million for the fourth quarter of fiscal 2010. Licensing and product development expenses were $23.2 million for the 2011 fiscal year compared to $17.0 million for fiscal 2010. Increased development expenses for CYT387 and increases in salaries, travel and office expenses as a result of restructuring and the addition of the Australian office were offset by decreased expenses for nimotuzumab and termination of the AeroLEF® development program near the end of fiscal 2010.

General and administrative expenses were $0.9 million for the fourth quarter of fiscal 2011 compared with $1.8 million for the fourth quarter of fiscal 2010. This decrease is attributable to a decrease in financing and acquisition costs, professional services expenses and stock option expenses. General and administrative expenses were $8.3 million for fiscal 2011 compared with $6.9 million for fiscal 2010. The increases were due mainly to higher stock-based compensation expenses, restructuring costs, bonuses awarded and increased Board of Director fees and travel expenses. These increases were partially offset by one-time costs associated with the acquisition of Cytopia incurred in fiscal 2010.

Net loss for the fourth quarter of fiscal 2011 was $8.0 million ($0.08 per share) compared to $8.6 million ($0.11 per share) for the same period last year. Net loss for fiscal 2011 was $31.2 million ($0.32 per share) compared to $21.0 million ($0.33 per share) for Fiscal 2010.

As at June 30, 2011 the Company had cash and short-term deposits totaling $79.7 million and accounts payables and accrued liabilities totaling $4.3 million compared to $45.6 million and $2.8 million respectively at June 30, 2010.  Management believes that the cash and short-term deposits at June 30, 2011 are sufficient to support the Company’s activities for at least the next 18 months.

As at June 30, 2011 the Company had 116,681,948 common shares and 7,366,418 warrants outstanding.

About YM BioSciences
YM BioSciences Inc. is a drug development company advancing three clinical-stage products: CYT387, a small molecule, dual inhibitor of the JAK1/JAK2 kinases; nimotuzumab, an EGFR-targeting monoclonal antibody; and CYT997, a vascular disrupting agent (VDA).

CYT387 is an orally administered inhibitor of both the JAK1 and JAK2 kinases, which have been implicated in a number of immune cell disorders including myeloproliferative neoplasms and inflammatory diseases as well as certain cancers. CYT387 is currently in a Phase I/II trial in myelofibrosis. Nimotuzumab is a humanized monoclonal antibody targeting EGFR with an enhanced side-effect profile over currently marketed EGFR-targeting antibodies. Nimotuzumab is being evaluated in numerous Phase II and III trials worldwide. CYT997 is an orally-available small molecule therapeutic with dual mechanisms of vascular disruption and cytotoxicity, and has completed a Phase II trial in glioblastoma multiforme. In addition to YM’s three clinical stage products, the Company has a library of novel compounds identified through internal research conducted at YM BioSciences Australia, some of which YM has identified already as having development potential.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process or the ability to obtain drug product in sufficient quantity or at standards acceptable to health regulatory authorities to complete clinical trials or to meet commercial demand; and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that CYT387, nimotuzumab and CYT997 will generate positive efficacy and safety data in ongoing and future clinical trials, and that YM and its various partners will complete their respective clinical trials and disclose data within the timelines communicated in this release. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
James Smith
VP Corporate Communications
YM BioSciences Inc.
Tel.  +1 905.361.9518
jsmith@ymbiosciences.com

Summary financial statements:

YM BIOSCIENCES INC.
Consolidated Balance Sheets
(Expressed in Canadian dollars, unless otherwise noted)

June 30, 2011 and 2010

	2011	2010

Assets

Current assets:
Cash and cash equivalents	$32,046,630	$19,460,141
Short-term deposits	47,611,922	26,184,991
Accounts receivable	205,900	161,184
Prepaid expenses	731,676	237,962
	80,596,128	46,044,278

Property and equipment	91,320	84,775

Intangible assets	7,137,698	11,645,714

	$87,825,146	$57,774,767

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$1,718,893	$699,277
Accrued liabilities	2,532,298	2,085,824
Deferred revenue	594,072	1,523,916
	4,845,263	4,309,017

Deferred revenue	1,831,722	1,650,909

Shareholders' equity:
Share capital	263,399,692	203,498,239
Share purchase warrants	1,329,235	1,473,246
Contributed surplus	14,855,788	14,088,671
Deficit	(198,436,554)	(167,245,315)
	81,148,161	51,814,841

Basis of presentation
Commitments

	$87,825,146	$57,774,767

On behalf of the Board:

/s/ Tryon M. Williams   Director

/s/ David G.P. Allan   Director

YM BIOSCIENCES INC.
Consolidated Statements of Operations and Comprehensive Loss and Deficit
(Expressed in Canadian dollars, unless otherwise noted)

	Years ended June 30,
	2011	2010	2009

Out-licensing revenue	$1,033,239	$2,610,560	$4,543,280
Interest income	469,191	84,391	1,070,264
	1,502,430	2,694,951	5,613,544

Expenses:
Licensing and product development	23,249,053	16,974,790	14,172,845
General and administrative	8,341,885	6,898,209	4,839,870
	31,590,938	23,872,999	19,012,715

Loss before the undernoted	(30,088,508)	(21,178,048)	(13,399,171)

Gain (loss) on foreign exchange	(1,407,760)	194,036	67,075
Gain (loss) on short-term deposits	11,123	(9,352)	(40,200)
Gain on disposal of property and equipment	13,394	-	-
Other income	280,512	-	307,140

Loss before income taxes	(31,191,239)	(20,993,364)	(13,065,156)

Current income taxes	-	-	4,310

Loss and comprehensive loss for the year	(31,191,239)	(20,993,364)	(13,069,466)

Deficit, beginning of year	(167,245,315)	(146,251,951)	(133,182,485)

Deficit, end of year	$(198,436,554)	$(167,245,315)	$(146,251,951)

Basic and diluted loss per common share	$(0.32)	$(0.33)	$(0.23)

Weighted average number of common shares outstanding	97,764,811	63,607,316	55,835,356

YM BIOSCIENCES INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars, unless otherwise noted)

	Years ended June 30,
	2011	2010	2009

Cash provided by (used in):

Operating activities:
Loss for the year	$(31,191,239)	$(20,993,364)	$(13,069,466)
Items not involving cash:
Amortization of property and equipment	78,533	63,837	91,896
Amortization of intangible assets	4,508,016	2,938,891	1,060,541
Impairment of intangible assets	-	1,944,317	-
Gain on disposal of property and equipment	(13,394)	-	-
Unrealized loss (gain) on short-term deposits	(11,123)	9,352	41,912
Stock-based compensation	1,565,395	983,242	760,760
Change in non-cash operating working capital:
Accounts receivable and prepaid expenses	(538,430)	705,474	(138,930)
Accounts payable, accrued liabilities and deferred revenue	717,059	(2,395,174)	(4,694,597)
	(24,885,183)	(16,743,425)	(15,947,884)

Financing activities:
Issuance of common shares on exercise of options	1,167,311	89,139	-
Issue of common shares on exercise of warrants	1,082,218	-	-
Net proceeds from issuance of shares and warrants	56,709,635	19,389,596	-
	58,959,164	19,478,735	-

Investing activities:
Short-term deposits, net	(21,415,808)	13,518,699	15,226,783
Additions to property and equipment	(71,684)	(41,163)	(60,372)
	(21,487,492)	13,477,536	15,166,411

Increase (decrease) in cash and cash equivalents	12,586,489	16,212,846	(781,473)
Net cash assumed on acquisition	-	909,579	-
Cash and cash equivalents, beginning of year	19,460,141	2,337,716	3,119,189
Cash and cash equivalents, end of year	$32,046,630	$19,460,141	$2,337,716

Supplemental disclosure of non-cash transactions:
Issuance of common shares on acquisition of Cytopia Limited	$-	$12,515,903	$-
Issuance of stock options on acquisition of Cytopia Limited	-	126,000	-
Issuance of broker warrants	-	175,371	-